SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from ____________ to ______________

Commission file number: 1-9210

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Occidental Chemical Corporation Savings and Investment Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Occidental Petroleum Corporation
                            10889 Wilshire Boulevard
                          Los Angeles, California 90024

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                     OCCIDENTAL CHEMICAL CORPORATION
                     SAVINGS AND INVESTMENT PLAN

                     By:  /s/ Samuel P. Dominick,  Jr.
                          ------------------------------------------------------
                          Samuel P. Dominick, Jr. - Member of the
                          Occidental Petroleum Corporation
                            Pension and Retirement Plan Administrative Committee


Dated: May 13, 2002

OCCIDENTAL CHEMICAL CORPORATION
SAVINGS AND INVESTMENT PLAN

December 31, 2001 and 2000


                                      Index
                                      -----

                                                                                Page(s)
                                                                                -------
Report of Independent Public Accountants                                              1

Financial Statements:

     Statements of Net Assets Available for Plan Benefits
          as of December 31, 2001 and 2000                                            2

     Statement of Changes in Net Assets Available for Plan Benefits
          for the Year Ended December 31, 2001                                        3

Notes to Financial Statements                                                    4 - 10

Note: Supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103 - 10 of the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Pension and Retirement Plan
  Administrative Committee:

We have audited the accompanying statements of net assets available for plan benefits of the OCCIDENTAL CHEMICAL CORPORATION SAVINGS AND INVESTMENT PLAN (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP

Los Angeles, California
May 13, 2002

OCCIDENTAL CHEMICAL CORPORATION
SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Plan Benefits
As of December 31, 2001 and 2000

                                     Assets
                                     ------

                                                    2001               2000
                                               --------------     --------------
Investments:
  At fair value                                $           --     $   27,154,582
  At contract value                                        --          2,407,610
                                               --------------     --------------
          Total investments                                --         29,562,192

Receivables:
  Interest and Dividends                                   --            123,984
  Due from broker for securities sold                      --            247,274
                                               --------------     --------------
          Total receivables                                --            371,258

          Total assets                                     --         29,933,450

                                   Liabilities
                                   -----------
Accounts liabilities:                                      --            264,866
                                               --------------     --------------
          Total liabilities                                --            264,866
                                               --------------     --------------

Net Assets Available for Plan Benefits         $           --     $   29,668,584
                                               ==============     ==============


The accompanying notes are an integral part of these financial statements.

OCCIDENTAL CHEMICAL CORPORATION
SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001


Additions:
  Additions to net assets attributable to:
    Investment income:

      Interest and dividends                                                    $      442,656
      Net appreciation in fair value of investments                                    554,525
                                                                                --------------
          Total investment income                                                      997,181
                                                                                --------------

    Contributions:
      Participant                                                                      986,480
      Employer                                                                         472,938
                                                                                --------------
          Total contributions                                                        1,459,418
                                                                                --------------
          Total additions                                                            2,456,599
                                                                                --------------

Deductions:
  Benefits paid to participants                                                      5,896,008
  Transfers to other plans                                                          26,229,175
                                                                                --------------
          Total deductions                                                          32,125,183
                                                                                --------------
Net decrease                                                                        29,668,584

Net Assets Available for Plan Benefits,
  Beginning of year                                                                 29,668,584
                                                                                --------------
  End of year                                                                   $           --
                                                                                ==============


The accompanying notes are an integral part of this financial statement.

OCCIDENTAL CHEMICAL CORPORATION
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2001 and 2000



1.   Description of the Plan
     -----------------------

The following description of the Occidental Chemical Corporation Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     a.   General
          -------

     The Plan was a defined contribution plan established for eligible employees of Occidental Chemical Corporation ("OxyChem", "the Company", or the "Employer"), a wholly-owned subsidiary of Occidental Petroleum Corporation ("OPC" or "Oxy"), a Delaware corporation. It was subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Generally, employees of OxyChem were eligible to participate in the Plan if they (i) were subject to a collective bargaining agreement and (ii) worked at an OxyChem location that had negotiated the right to participate in the Plan in a recognized collective bargaining agreement.

     b.   Significant Events and Plan Administration
          ------------------------------------------

     Due to the sale of the businesses and assets of Durez phenolic resins and compounding in November 2000 to Sumitomo Bakelite Co., Ltd., the account balances of the participants of Durez were transferred from the Plan in April 2001 to the benefit plan of the buyer. The total net assets transferred were approximately $473,900 and are reflected in the Statement of Changes in Net Assets Available for Plan Benefits as part of the "Transfers to Other Plans".

     In addition, the OPC Board of Directors authorized the transfers of participant accounts relating to certain locations from the Plan to the Occidental Petroleum Corporation Savings Plan ("PSA") throughout 2001. These transfers were completed after negotiations with, and the acceptance by, the various unions. These transfers were approximately $5,853,500 and are reflected in the Statement of Changes in Net Assets Available for Plan Benefits as part of the "Transfers to Other Plans".

     Furthermore, effective December 31, 2001 the Plan was merged into the PSA (such transaction herein called the "Merger"). As of December 31, 2001 approximately $7,174,600 assets were transferred to the PSA. The remaining assets of approximately $12,727,200 were physically transferred to PSA in January 2002 and the trust account was closed in March 2002. These transfers are reflected in the Statement of Changes in Net Assets Available for Plan Benefits as "Transfers to Other Plans".

     Prior to the Merger, the Plan was administered by the OPC Pension and Retirement Trust and Investment Committee as to investment decisions and by the OxyChem Pension and Retirement Plan Administrative

     Committee as to all matters except investment decisions (collectively, the "Committees"). The Committees had been given all powers necessary to carry out their respective duties, including as applicable, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants. The Northern Trust Company (the "Trustee") was trustee and custodian of a trust fund which held all the assets of the Plan. The Company paid certain costs and expenses incurred in administering the Plan. Such costs and expenses were not significant for the year ended December 31, 2001.

     c.   Contributions
          -------------

     Participant Contributions - Participants could contribute from 1 to 12 percent of eligible compensation to the Plan on a before- or after-tax basis or in any combination thereof, subject to certain Internal Revenue Code ("IRC") limitations.

     Employer Contributions - OxyChem contributed 50 or 75 percent, as negotiated, of the first 6 percent of eligible compensation, as defined in the Plan document, that a participant contributed to the Plan. All Employer contributions were invested in the Occidental Petroleum Corporation Common Stock Fund (the "Oxy Stock Fund").

     d.   Participant Accounts
          --------------------

     Participant accounts were credited or debited with the participant's contribution and allocations of (i) the Employer's contribution, (ii) investment income and (iii) Plan expenses, if any. Income or loss allocations were based on account balances, as defined. The benefit to which a participant was entitled was the benefit that could be provided from the participant's vested account.

     e.   Vesting
          -------

     Participants immediately vested in their contributions plus actual investment income, if any. Vesting in the Employer's contribution portion of the account plus actual earnings thereon was based on years of service. Generally, a participant received 20 percent vesting for each year of service until full vesting was achieved after 5 years of service.

     f.   Forfeitures
          -----------

     Forfeited nonvested accounts were used to reduce employer contributions. During 2001, there were no forfeitures used to reduce employer contributions from forfeited nonvested accounts. Unallocated forfeitures at December 31, 2001 and 2000, were not significant to the financial statements.

     g.   Distributions
          -------------

     Generally, upon termination of service for any reason other than death, a participant with an account balance greater than $5,000, could elect to receive the vested portion of their account in the following distribution options: (i) one lump sum payment, (ii) straight life annuity, (iii) ten-year term certain annuity, (iv) joint and survivor annuity, (v) partial cash distributions or (vi) deferral of payment with certain restrictions. Upon the death of a participant, a spousal beneficiary could elect to receive the vested interests in the form of (i), (ii), (iii) or (vi). A non-spousal beneficiary could elect to receive the vested interest in the form of (i), (ii) or (iii). If there were multiple beneficiaries the only form of payment available would be a lump sum. A participant whose vested account balance was $5,000 or less could receive distributions only under options (i), (v) or (vi). Participants could elect to receive distributions from their account balance in the Oxy Stock Fund in cash or in shares of OPC common stock.

     h.   Participant Loans
          -----------------

     Participants could borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000, reduced by the highest outstanding loan balance in the past twelve months, (ii) 50 percent of their vested account balance, or (iii) a loan amount which would require payroll deductions for repayment equal to 15 percent of the participant's base compensation. Loan transactions were treated as a transfer between investment fund and the participant loan fund. Loan terms ranged from 1 to 5 years.

     During 2000 and 2001 the interest rate charged on new loans was 5 percent. Loan repayments were made ratably through payroll deductions. The loans bore interest at a fixed rate equal to the Western Federal Credit Union's loan rate for a loan secured by a member's deposit account at the time the loan was approved.

     i.   Investment Options
          ------------------

     Prior to the Merger, the Plan offered 7 investment options. Upon enrollment in the Plan, participants could direct their employee contributions, in 10 percent increments, in any of the investment options. Participants could change their investment options on a monthly basis. Participants should refer to the Plan document for a complete description of the investment options and for the detailed composition of each investment fund.

2.   Summary of Significant Accounting Policies
     ------------------------------------------

     a.   Basis of Accounting
          -------------------

     The financial statements of the Plan were prepared under the accrual method of accounting.

     Certain reclassifications have been made to the 2000 notes to financial statements to be consistent with the presentation of the 2001 notes to financial statements.

     b.   Use of Estimates
          ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     c.   Risk and Uncertainties
          ----------------------

     The Plan provided for various investment options in mutual funds, actively managed funds and the Oxy Stock Fund. Investment securities were exposed to various risks such as interest rate, market and credit. Due to the level of uncertainty related to changes in the value of investment securities, it was at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

     Additionally, one of the mutual funds provided for invested in the securities of foreign companies, which involved special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

     Derivative financial instruments were used by the Plan's equity and fixed income investment managers to remain fully invested in the asset class and to hedge currency risk. Leveraging of the Plan assets and speculation were prohibited.

     d.   Investment Valuation and Income Recognition
          -------------------------------------------

     The Plan's investments were stated at fair value except for the investments in stable value contracts which were valued at contract value. Shares of registered investment companies were valued at quoted market prices, which represented the net asset value of shares held by the Plan at year end. The unit price of common or commingled trust funds was based on the current market value of the underlying assets of the fund. The OPC common stock was valued at its quoted market price. Participant loans were valued at cost, which approximates fair value.

     Purchases and sales of securities were recorded on a trade-date basis. Interest income was recorded on the accrual basis. Dividends were recorded on the ex-dividend date.

     Realized gains and losses on investments were based on the market value of the asset at the beginning of the Plan year, or at the time of purchase for assets purchased during the Plan year, and the related fair value on the day the investments were sold during the Plan year. Unrealized gains and losses on investments were based on the market value of the assets at the beginning of the Plan year or at the time of purchase for assets purchased during the Plan year and the related fair value at the end of the plan year. Net realized and unrealized appreciation/(depreciation) in fair value of investments is reflected in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as "Net appreciation in fair value of investments."

     e.   Payment of Plan Benefits
          ------------------------

     Plan benefits were recorded when paid.

3.   Investments
     -----------

The following table presents investments that represented 5 percent or more of the Plan's net assets:

                                                                                   December 31,
                                                                             2001                2000
                                                                        --------------      --------------
          S & P 500 Index Fund                                          $           --      $   10,235,937
          Oxy Stock Fund                                                            --          *8,982,379
          Stock Equity Fund                                                         --           4,027,773
          Fixed Income Fund (Note 5)                                                --           2,409,481
          Balanced Fund                                                             --           1,613,434

          *    Participant and non-participant directed

During 2001, the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $554,525 as follows:

          Registered investment companies                               $     (430,510)
          Oxy Stock Fund                                                       985,035
                                                                        --------------
                                                                        $      554,525
                                                                        ==============

4.   Oxy Stock Fund
     --------------

Information about the net assets and the significant components of the changes in net assets related to the Oxy Stock Fund which included both participant and non-participant directed investments was as follows:

                                                                                   December 31,
                                                                             2001                2000
                                                                        --------------      --------------
          Net Assets:
            Oxy Stock Fund                                              $           --      $    8,982,379
                                                                        ==============      ==============

                                                                            Year Ended
                                                                        December 31, 2001
                                                                        -----------------
         Changes in Net Assets:
           Contribution                                                 $         596,012
           Interest and dividends                                                 285,254
           Net appreciation in fair value of investments                          985,035
           Transfers between funds                                               (263,951)
           Benefits paid to participants                                       (1,987,802)
           Transfer to PSA                                                     (8,596,927)
                                                                        -----------------
                                                                        $      (8,982,379)
                                                                        =================

5.   Stable Value Contracts
     ----------------------

The Plan's investments in stable value contracts were included in the Statement of Net Assets Available for Plan Benefits at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses) because they were fully benefit responsive. For example, participants could ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The fair value of the stable value contracts approximated contract value. During 2001 and 2000, the average yield earned on amounts invested in these stable value contracts was 6.04 and
6.34 percent, respectively. The average crediting interest rates on such contracts as of December 31, 2001 and 2000 was 6.19 and 6.22 percent, respectively.

6.   Reconciliation of Financial Statement to Form 5500
     --------------------------------------------------

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                                           December 31,
                                                                                     2001                2000
                                                                                --------------      --------------

          Net assets available for plan benefits per the financial
            statements                                                          $           --      $   29,668,584
          Amounts allocated to withdrawing participants                                     --            (232,690)
                                                                                --------------      --------------
          Net assets available for plan benefits per the Form 5500              $           --      $   29,435,894
                                                                                ==============      ==============

The following is a reconciliation of participant withdrawals and distributions per the financial statements to the Form 5500:

                                                                            Year Ended
                                                                        December 31, 2001
                                                                        -----------------
          Participant withdrawals and distributions per
            the financial statements                                    $       5,896,008
          Add: Amounts allocated to withdrawing
            participants at December 31, 2001                                          --
          Less: Amounts allocated to withdrawing
            participants at December 31, 2000                                    (232,690)
                                                                        -----------------
          Benefits paid to participants per the Form 5500               $       5,663,318
                                                                        =================

Amounts allocated to withdrawing participants were recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

7.   Related Party Transactions
     --------------------------

The Trustee and OPC were parties-in-interest as defined by ERISA. The Trustee invested certain Plan assets in its collective short-term investment fund and Oxy Stock Fund. Such transactions qualified as party-in-interest transactions permitted by Department of Labor regulations.

8.   Plan Termination
     ----------------

Prior to the merger date, OxyChem had the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their accounts.

9.   Tax Status
     ----------

The Internal Revenue Service had determined and informed OxyChem by a letter dated May 20, 1996, that the Plan was designed in accordance with applicable sections of the IRC. The Plan had been amended since receiving the determination letter. However, the Committee, using its judgment and the advice of its advisors, including the Plan's tax counsel, believed that the Plan, in all material respects, was designed and operated in a manner that qualified it for continued tax-exempt status.

EXHIBIT INDEX


Exhibit
  No.                              Exhibit                           Page Number
--------------------------------------------------------------------------------
   23           Consent of Independent Public Accountants                     12
   99           Independent Public Accountant's Representation                13


11